Exhibit 99.4

25 February 2026

FY26 Half Year Results

Elevra Lithium Limited (“ELV” or “Company”) (ASX: ELV; NASDAQ: ELVR) is pleased to announce its FY26 half year results, leveraging improving lithium prices to drive revenue growth, maintain cost control and advance its development portfolio.

Operational Highlights

•	Lithium recovery averaged 66% and plant utilisation averaged 88% during the period. Temporary feed grade variability (grade and iron content) in the December 2025 quarter impacted recovery.
•	Updated Mineral Resource and Ore Reserve estimates were completed at NAL1 and Moblan2, strengthening the quality and scale of Elevra’s portfolio and underpinning future growth pathways.
•
The North American Lithium (NAL) Brownfield Expansion Scoping Study3 outlined a compelling economic case to materially increase production capacity at a reduced unit operating cost. A potential expansion was enabled by the merger of Sayona Mining and Piedmont Lithium which created strategic alignment to advance the value-accretive expansion.

•
NAL produced 96,156 dry metric tonnes (dmt) of spodumene concentrate during the FY26 half year, reflecting continued stable operations, with production 7% lower than the prior corresponding period (PCP) reflecting the impact of ore availability challenges which are of a temporary nature rather than structural issues.

•
Spodumene concentrate sales totalled 91,991 dmt across three shipments at an average realised price (FOB) of US$937 per dmt. Sales volumes were 20% lower than the PCP, primarily reflecting shipment timing.

•
Capital expenditure of US$12 million, with US$11 million related to the upgrade of the Tailings Storage Facility and other NAL optimisation and sustaining projects and US$1 million in growth capital largely focused on advancing the NAL Brownfield Expansion.

Financial Highlights

•	Revenue of US$86 million generated by NAL was up 8% compared to the PCP as a 20% decline in spodumene concentrate tonnes sold was offset by a 34% increase in average realised selling price.
•
Cost synergies generated by the merger of Sayona Mining and Piedmont Lithium totalled US$5 million for the four-month period as a merged Group, with the majority of savings stemming from a reduction in Group general and administration costs. Annualised synergies remain on track with the target range of $15 million to $20 million.

1 See ASX release dated 27 August 2025, “NAL Reserves up 124% to 48.6Mt and Resource Increases to 95Mt”.
2 See ASX release dated 25 August 2025, “Moblan Increases Resource to 121Mt and Reserve to 48Mt”.
3 See ASX release dated 15 September 2025, “NAL Expansion Scoping Study Confirms Lower Costs and Strong Returns”.

INTERIM FINANCIAL REPORT • FY2026	1

•
Underlying EBITDA of US$1 million for the Group, including US$11 million in underlying EBITDA from NAL, was a $26 million improvement relative to the PCP as improved realised pricing offset higher corporate costs resulting from the merger.

•
Non-cash extraordinary items totalled US$91 million, which includes a US$156 million reversal of the NAL impairment recognised in the year ended 30 June 2025. There were also US$8 million in extraordinary cash expenses for merger transaction costs, which are now largely completed.

•	The Group profit after income tax of US$74 million for the half year reflected a US$116 million increase from the PCP due to improved underlying EBITDA and benefit from extraordinary items.
•
Net cash outflows from operating activities of US$28 million reflected an US$11 million cash profit from operations at NAL and US$5 million in operating cash flows, offset by one off outflows of US$24 million for merger transaction costs and a US$9 million cash loss from Group operations.

•	Closing cash balance of US$81 million was US$34 million higher than the end of June 2025, underpinning a solid financial position with no secured debt.

Management Commentary

Mr Lucas Dow, Managing Director and Chief Executive Officer, said: “The first half of FY26 has laid the foundation for Elevra Lithium. Following the successful completion of the merger of Sayona Mining and Piedmont Lithium in August 2025, we have focused on integrating the combined organisation, aligning operational and corporate functions, and optimising operations at NAL.
“Despite a 20% decline in tonnes sold compared to H1 FY25, NAL delivered 8% revenue growth. The decision to weight sales toward the second quarter of FY26 yielded tangible results as realised pricing increased significantly with improving market fundamentals. The performance also demonstrated Elevra’s leverage to an improving market and the value of maintaining operational discipline during periods of low pricing, allowing NAL to maintain production and capitalise on the strong pricing momentum seen in the December 2025 quarter.
“Production declined by 7%, with 96,156 tonnes of spodumene concentrate produced. The decline was a result of temporary ore feed with lower lithium grades and higher iron content. While these conditions have impacted near-term output, the current mining area at NAL, which includes areas adjacent to historical underground workings, is not representative of NAL’s broader orebody (i.e. transitional rather than structural). In response, we are increasing the density of grade control drilling and refining our ore stockpiling and blending strategies.
“Looking across the half year, unit operating costs at NAL remained broadly consistent with an average unit operating cost sold (FOB) of US$814, down 6% from the prior corresponding period as cost performance continued to reflect disciplined execution.
“Elsewhere, we provided updated Mineral Resource and Ore Reserve estimates for NAL and Moblan. The update at NAL was incorporated into the NAL Brownfield Expansion Scoping Study which was released in mid-September 2025 and presented a compelling valuation uplift when considering an increase in average annual life of mine production up to 315,000 tonnes of spodumene concentrate at a reduced unit cost. In January 20264, we announced a staged approach to the NAL Brownfield Expansion which would accelerate the development timeline and we are currently undertaking additional studies to incorporate this approach.
“Across our growth portfolio, we continued to advance environmental, permitting and development activities for Moblan, Ewoyaa and Carolina Lithium during the six-month period to maintain momentum and progress key milestones. The opportunities presented by our growth portfolio, both near-term and longer-term, create a compelling case for Elevra’s ability to participate in the rapid growth of the global lithium supply chain.
“We remain encouraged by the improving market fundamentals and believe the strategic nature of our assets, disciplined execution, and a larger resource base position Elevra to deliver value for shareholders and stakeholders.”

4 See ASX release dated 12 January 2026, “Accelerated NAL Expansion”.

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Operational Financial Performance

Summary of Key Metrics for Period Ended 31 December 2025

	Unit	H1 FY26	H1 FY25	Variance
North American Lithium[5]
Ore mined	wmt	728,142	610,683	19%
Recovery	%	66	67	(1%)
Concentrate produced	dmt	96,156	103,063	(7%)
Concentrate grade produced	%	5.1	5.3	(0.2%)
Concentrate sold	dmt	91,991	115,027	(20%)
Average realised selling price (FOB)[6]	US$/dmt	937	697	34%
Unit operating cost sold (FOB)[7]	US$/dmt	814	861	(6%)
Group[5]
Revenue	US$M	86	80	8%
Underlying EBITDA profit / (loss)	US$M	1	(25)	103%
Profit / (loss) after income tax	US$M	74	(42)	276%
Net cashflow from operating activities	US$M	(28)	12	(328%)
Cash balance	US$M	81	69	18%

5 All figures are reported in 100% terms and USD unless noted otherwise. Numbers presented may not add up precisely to the totals provided due to rounding.
6 Average realised selling price is calculated on an accruals basis and reported in US$/dmt sold, FOB Port of Québec.
7 Unit operating cost sold is calculated on an accruals basis and includes mining, processing, transport, port charges, site-based general and administration costs and cash based inventory movements, and excludes depreciation and amortisation charges, freight and royalties. It is reported in US$/dmt sold, FOB Port of Québec.

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Production and Financial Summary

A total of 728,142 wet metric tonnes (wmt) of ore was mined over the period, a 19% increase in ore extraction compared to the PCP. The primary focus of mining activities was stripping and ore extraction to advance pit development as operations transitioned from the Phase 2 to the Phase 3 mining area during the six-month period. Phase 3 includes historical underground stopes from previous mining activity at NAL, leading to lower than anticipated ore availability. Towards the end of the period, ore was primarily sourced from volcanic hosted areas of the pit which included ore with uncharacteristically high iron content compared to the life of mine average and a lower lithium grade. Elevra implemented targeted actions to reduce the impact of these factors as mining progresses through these areas over the next several quarters.
The production of spodumene concentrate declined over the period, with a total of 96,156 dmt produced over six months. The 7% decline in dmt produced was primarily a function of the increased iron content in the mill feed which required increased use of the wet high intensity magnetic separators (WHIMS), causing lithium recoveries to average 66% over the period compared to 67% in the PCP. Mill utilisation declined by 2% but remained strong at 88%.
Unit operating costs per tonne sold (FOB) were US$814/dmt during the half year which was a 6% improvement relative to the PCP. Excluding the impact of inventory movements, unit costs per tonne produced (FOB) increased by 14% to US$831/dmt compared to the PCP due to a 6% increase in operating costs and 7% decline in production. Capital expenditure for the period totalled US$12 million, in line with expectations, and was primarily related to the upgrade of the Tailings Storage Facility and other minor sustaining projects at NAL.
Sales of spodumene concentrate declined by 20% to 91,991 dmt sold over the six-month period, although revenue increased by 8% to US$86 million due to improved pricing and benefits associated with optimising seaborne freight logistics. The average realised selling price over six months improved to US$937/dmt, reflecting improved market conditions and Elevra’s increased leverage to rising spot prices following the removal of the legacy offtake agreement with Piedmont Lithium.
The underlying EBITDA for the period was US$1 million, a significant improvement compared to the PCP EBITDA loss of US$25 million, due to the combination of higher realised pricing and a decline in total operating expenses over the half year.
The Group’s consolidated profit after income tax for the half year ended 31 December 2025 was US$74 million (31 December 2024: US$42 million loss) which included non-cash extraordinary items of US$156 million for the reversal of the NAL impairment recognised in the year ended 30 June 2025 and a US$9 million net inventory write up, offset by US$74 million in accounting impacts related to the merger with Piedmont Lithium. Cash extraordinary items totalled US$8 million of merger transaction and integration costs.
The Group generated net cash outflows from operating activities of US$28 million during the period, a decrease of US$41 million compared to the PCP. NAL generated an US$11 million cash profit from operations and US$5 million in operating cash flows, which was offset by the payment of US$24 million in merger transaction costs of Elevra and Piedmont Lithium and a US$9 million cash loss from Group operations. Investing and Financing cash flows were US$20 million and US$42 million, respectively, representing significant increases from the PCP due to the acquisition of cash from the merger with Piedmont Lithium and proceeds from share issuances.
Closing cash increased to US$81 million from US$47 million at 30 June 2025, mainly due to the cashflow generated from NAL operating activities, cash acquired from Piedmont Lithium and the receipt of proceeds from the issuance of new shares. This was partially offset by cash outflows for capital expenditure, one off merger transaction costs, and corporate and administration costs.

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Growth Projects

NAL Brownfield Expansion

Elevra provided updated Mineral Resource and Ore Reserve estimates for NAL during the period which reinforced the foundation for a long mine life and the flexibility to consider expanded production8.. The JORC Indicated and Inferred Mineral Resource of 95 million tonnes at 1.15% Li2O and Ore Reserves of 48.6 million tonnes at 1.11% Li2O represented growth of 8% and 124%, respectively, compared to the previously published estimates.
The increase in Ore Reserves also formed the basis for the NAL Brownfield Expansion Scoping Study, which was released to the ASX on 15 September 20269 and outlined a brownfield opportunity to materially increase annual production at NAL, with a compelling economic outcome including a post-tax NPV of C$1,284 million (US$950 million) and potential production of 315,000 dmt per annum at a C1 cash cost of US$630 per tonne. The expansion leverages existing infrastructure and operational improvements to minimise execution risk.
After the reporting period, Elevra announced a refined, accelerated expansion pathway that could reduce the timeline to full production by approximately two years while enabling staged capital investment and lower upfront capital requirements10. An updated scoping study incorporating this pathway is planned for delivery in Q4 FY26 ahead of detailed engineering.

Moblan Lithium Project

During the half year, Elevra progressed Moblan through continued resource growth alongside ongoing environmental and regulatory studies. On 25 August 2025, Elevra released an updated Mineral Resource Estimate incorporating final results from the 2024 drill program, increasing total JORC Measured, Indicated and Inferred Mineral Resources by 30% to 121.0 million tonnes at 1.19% Li₂O11.

The update also delivered a 39% increase in Ore Reserves to 48.1 million tonnes at 1.31% Li₂O, supporting the potential for higher production and/or an extended mine life relative to the 2024 Definitive Feasibility Study12. These outcomes reinforce Moblan’s position as one of North America’s largest hard-rock lithium resources and a cornerstone growth asset for Elevra.

Ewoyaa

During the December 2025 quarter, negotiations with the Government of Ghana on revised fiscal terms for the Ewoyaa Mining Lease progressed, resulting in a proposed sliding scale royalty regime better aligned with lithium market dynamics. The revised terms were submitted to Parliament as a new Legislative Instrument, with project development remaining subject to Mining Lease ratification, prevailing market conditions and the securing of appropriate financing.

Carolina Lithium

Elevra advanced permitting and stakeholder engagement activities for the Carolina Lithium project, culminating in the receipt of General Stormwater Permits for both the proposed mine and conversion plant – an important regulatory milestone in the project development. The Company also progressed an air permit application and continued engagement with local, county and federal stakeholders, aligning the project with U.S. policy priorities to strengthen domestic critical mineral supply chains.

Tabba Tabba

The Company holds lithium and pegmatite rights over the Tabba Tabba project (E45/2364) in Western Australia, located directly south and along strike from known lithium mineralisation. Previous exploration activities identified high-priority reverse circulation drill targets and drill testing is planned for FY27.

8 See ASX release dated 27 August 2025, “NAL Reserves up 124% to 48.6Mt and Resource Increases to 95Mt”.
9 See ASX release dated 15 September 2025, “NAL Expansion Scoping Study Confirms Lower Costs and Strong Returns”.
10 See ASX release dated 12 January 2026, “Accelerated NAL Expansion”.
11 See ASX release dated 25 August 2025, “Moblan Increases Resource to 121Mt and Reserve to 48Mt.”
12 See ASX release dated 20 February 2024, “Moblan Lithium Project Definitive Feasibility Study: Positive Results Deliver C$2.2B NPV”.

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Morella Lithium Joint Venture Project

Elevra holds a 49% interest in the Morella Lithium Joint Venture, which controls lithium rights across tenements in the Pilbara and South Murchison regions. During the half year, rock chip sampling in the Pilbara confirmed the presence of pegmatites with low lithium concentrations and rubidium mineralisation, while metallurgical test work at Mt Edon delivered high rubidium extraction rates and supported the assessment of potential processing pathways and future economic evaluation.

Corporate

Completion of Merger between Sayona Mining and Piedmont Lithium

On 30 August 2025, Sayona Mining and Piedmont Lithium completed their previously announced merger following shareholder approval, creating a leading North American lithium producer with an approximate 50:50 pre-dilution ownership split. The combination created operational alignment at NAL, simplified the corporate structure to generate synergies and established a larger, well-capitalised company with a significant growth portfolio to meet growing lithium demand.

Upon completion of the merger, the Board was expanded to include former Piedmont Lithium directors Ms Christina Alvord, Mr Jeffrey Armstrong, Mr Jorge Beristain and Ms Dawne Hickton as Non-Executive Directors, while Mr Paul Crawford and Mr Philip Lucas resigned from the Board. Ms Dawne Hickton was also appointed as Chair of the Board and all of the new Non-Executive Director appointments were approved by shareholders at the Company’s 2025 AGM on 21 November 2025.

Share Consolidation and Corporate Name Change

Following shareholder approval at the 31 July 2025 Extraordinary General Meeting, the Company implemented a share consolidation of every 150 ordinary shares into 1 ordinary share on 22 September 202513. The American Depositary Share (ADS) ratio was also adjusted such that each ADS represents 10 ordinary shares.

Shareholders also approved a special resolution to change the name of the Company to Elevra Lithium Limited, which took effect on 26 September 202514. The Company’s ticker symbol for Elevra ordinary shares traded on the Australian Stock Exchange was also changed to “ELV” and the name and ticker changes did not impact the rights of shareholders.

Appointment of Christian Cortes as Chief Financial Officer

During the December 2025 quarter, Elevra announced the appointment of Christian Cortes as the Company’s Chief Financial Officer (effective 20 October 2025), following the resignation of Dougal Elder15.
Mr Cortes brings more than 20 years of international experience in the finance and resources sectors, and his deep sector expertise and strategic financial leadership will play an important role in supporting Elevra’s growth.

AGM

The first Elevra Lithium Annual General Meeting was held on 21 November 2025. All resolutions were successfully passed including the election of the four selected ex-Piedmont directors16.

13 See ASX release dated 22 September 2025, “Completion of Share Consolidation and Name Change Update”.
14 See ASX release dated 26 September 2025, “Sayona Mining Limited Announces Corporate Name Change to Elevra Lithium Limited”.
15 See ASX release dated 20 October 2025, “Resignation and Appointment of CFO”.
16 See ASX release dated 21 November 2025, “2025 Annual General Meeting Results”.

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Guidance

The Company confirms that its previously issued guidance, as announced on 28 January 202617, remains unchanged.

	Unit	Guidance
Spodumene concentrate production	dmt	180,000 - 190,000
Spodumene concentrate sales	dmt	170,000 - 190,000
Unit operating cost sold	US$/dmt	US$860 – US$880
Capital expenditures	US$M	US$26

Announcement authorised for release by the Board of Directors of Elevra Lithium Limited.

For more information, please contact:
Andrew Barber
Chief Development and Investor Relations Officer
Email:  ir@elevra.com
Phone: +61 7 3369 7058

17 See ASX announcement dated 28 January 2026, “December Quarterly Activities Report”.

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Forward-Looking Statements

This report may contain certain forward-looking statements. Such statements are only predictions, based on certain assumptions and involve known and unknown risks, uncertainties and other factors, many of which are beyond Elevra Lithium Limited’s control. Actual events or results may differ materially from the events or results expected or implied in any forward-looking statement. The inclusion of such statements should not be regarded as a representation, warranty or prediction with respect to the accuracy of the underlying assumptions or that any forward-looking statements will be or are likely to be fulfilled.

Elevra Lithium Limited undertakes no obligation to update any forward-looking statement or other statement to reflect events or circumstances after the date of this report (subject to securities exchange disclosure requirements).

The information in this report does not take into account the objectives, financial situation or particular needs of any person. Nothing contained in this report constitutes investment, legal, tax or other advice.

The Company confirms that it is not aware of any new information or data that materially affects the information included in the original market announcement and all material assumptions and technical parameters continue to apply and have not materially changed. The Company confirms that the form and context in which the Competent Person’s findings are presented have not been materially modified from the original market announcements.

About Elevra Lithium

Elevra Lithium Limited (ASX: ELV; NASDAQ: ELVR) is North America’s largest hard-rock lithium producer with a diversified portfolio of high-quality assets across Québec Canada, the United States, Ghana and Western Australia.

Our flagship operation, the North American Lithium (NAL) mine in Québec, Canada has successfully ramped up production of spodumene concentrate, supported by ongoing operational enhancements to increase recovery rates, throughput, and mill utilisation. Following a Mineral Resource upgrade,

Elevra completed a Scoping Study for a brownfield expansion to increase NAL’s annual spodumene concentrate production and reduce unit operating costs.
Complementing NAL, the Moblan Lithium Project in northern Québec represents one of the largest undeveloped spodumene resources in North America, with a Mineral Resource of 121 Mt @ 1.19% Li₂O. Development activities are progressing with feasibility studies targeting a large-scale, long-life operation capable of supplying both domestic and international markets.
In Western Australia, Elevra holds an extensive portfolio of lithium and gold tenements, where exploration programs are advancing to unlock additional growth opportunities. Meanwhile, in the United States, our Carolina Lithium Project offers a strategic foothold in the downstream lithium chemicals market and our project in Ghana provides a further option for future growth.
Looking ahead, Elevra is focused on strategic downstream partnerships to enable further value-added lithium production, positioning the Company to deliver a secure, sustainable supply of critical minerals to global customers. Together, these assets establish Elevra as a growth-focused supplier supporting the global energy transition.
For more information, please visit us at www.elevra.com.

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Appendix

Reconciliation of Underlying EBITDA to Profit/(loss) after income tax

US$’000	H1 FY26	H1 FY25	Variance
Underlying EBITDA	779	(24,908)	103%
Underlying depreciation and amortisation expense	(6,802)	(14,607)	53%
Underlying earnings adjustments
Gain on bargain purchase	62,928	—	—
Income from sale of tax benefits under flow through share arrangements	—	4,020	—
Net movement in inventories relating to net realisable value adjustments	9,429	2,518	274%
Reversal of impairment of non-financial assets	155,599	—	—
Merger transaction and integration costs	(8,292)	(3,427)	(142%)
Write down of acquired contractual rights on business combination	(137,000)	—	—
Profit/(loss) from operations	76,641	(36,404)	311%
Net financial expense	(2,066)	(829)	(149%)
Income tax expense	(634)	(4,859)	87%
Profit/(loss) after income tax	73,941	(42,092)	276%

Physical and Unit Metrics Summary

18 All figures are reported in 100% terms. Numbers presented may not add up precisely to the totals provided due to rounding.
19 Average realised sales price is calculated on an accruals basis and reported in US$/dmt sold, FOB Port of Québec.
20 Unit operating cost produced is calculated on an accruals basis and includes mining, processing, transport, port charges, site-based general and administration costs, and excludes inventory movements, depreciation and amortisation charges, freight and royalties. It is reported in US$/dmt produced, FOB Port of Québec.
21 Unit operating cost sold is calculated on an accruals basis and includes mining, processing, transport, port charges, site-based general and administration costs and cash based inventory movements, and excludes depreciation and amortisation charges, freight and royalties. It is reported in US$/dmt sold, FOB Port of Québec.

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